EXHIBIT 12.1

MIDAMERICAN ENERGY HOLDINGS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

	2013	2012	2011	2010	2009
Earnings Available for Fixed Charges:
Net income	$1,676	$1,495	$1,352	$1,310	$1,188

Add (Deduct):
Income tax expense	130	148	294	198	282
Equity loss (income)	35	(68)	(53)	(43)	(55)
Add:
Fixed charges	1,268	1,222	1,240	1,263	1,317
Distributions from equity investees	16	22	32	33	27
Deduct:
Capitalized interest	(48)	(19)	(3)	(3)	(3)
Preferred stock dividend requirements of consolidated subsidiaries	(7)	(9)	(10)	(9)	(10)

	1,394	1,296	1,500	1,439	1,558

Total earnings available for fixed charges	$3,070	$2,791	$2,852	$2,749	$2,746

Fixed Charges:
Interest expense	$1,222	$1,176	$1,196	$1,225	$1,275
Estimated interest portion of rental payments	39	37	34	29	32
Preferred stock dividend requirements of consolidated subsidiaries	7	9	10	9	10

Total fixed charges	$1,268	$1,222	$1,240	$1,263	$1,317

Ratio of earnings to fixed charges	2.4x	2.3x	2.3x	2.2x	2.1x